Exhibit 99.1

China Digital TV Announces Unaudited Fourth Quarter and Full Year 2016 Results

BEIJING, China, February 28, 2017 – China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), a leading provider of cable TV technology which enables China’s cable TV and IPTV markets to offer diversified TV content services, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

“Last year was a meaningful year in the development of our company. Given the saturation of the Conditional Access (“CA”) market and our strategic concentration on emerging and diversified opportunities, we decided to sell our traditional CA and CA related businesses,” commented Mr. Jianhua Zhu, China Digital TV’s chief executive officer. “For our emerging cloud business, we continued to witness solid growth momentum during 2016, primarily driven by rapid customer expansion. In particular, in the fourth quarter of 2016, we further expanded our geographic footprint to Shandong province through a partnership with Shandong Cable TV which covers over 20 million provincial users. In 2017, we will continue to optimize our operation and strengthen our involvement in our current partnerships, as well as expand into other growth opportunities.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, stated, “We are glad to end 2016 with robust growth in our cloud business. Additionally, in December 2016, Beijing Cyber Cloud Technology Co., Ltd. (“Cyber Cloud”), a subsidiary of China Digital TV, received a RMB33 million strategic investment for 10% equity ownership in our cloud computing business. After the capital injection, China Digital TV now maintains 58% ownership of the subsidiary’s equity. Looking ahead, we are committed to developing new growth opportunities and generating further value for our shareholders.”

About the Sale of Beijing Super TV

As referred to a press release dated January 11, 2017, the Company received the sales proceeds from the buyer through its Chinese affiliate. Beijing Super TV also completed the change of its business registration with the Beijing Administration for Industry and Commerce. The buyer is in the process of converting RMB into US dollars. As of December 31, 2016, the Company no longer controls the business of Beijing Super TV. As a result, the Company will no longer conduct CA or CA related businesses, such as smart cards. The Company will focus on emerging growth opportunities.

Pursuant to the generally accepted accounting principles in the United States (“U.S. GAAP”), the Company’s financial statements have reflected the effect of the discontinued operation of its CA and CA related businesses. Comparative adjustments to the historical statements of operations have also been made to provide a consistent basis of comparison for the financial results. Specifically, the operational results of the CA and CA related businesses have been excluded from the Company’s financial results from continuing operations and have been separately presented under discontinued operations.

Fourth Quarter 2016 Results1

China Digital TV’s net revenues decreased by 34.8% to US$0.8 million from US$1.2 million in the prior year period. The decline in net revenues was primarily due to decreased revenues from system development in the fourth quarter of 2016.

Cost of revenues decreased by 10.4% to US$0.6 million from US$0.7 million in the prior year period. The decline in cost of revenues was primarily due to a decrease in cost of revenues from system development in the fourth quarter of 2016.

Gross profit in the fourth quarter of 2016 was US$0.2 million, as compared with US$0.5 million in the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 24.4% in the fourth quarter of 2016, compared to 45.0% in the prior year period.

Operating expenses in the fourth quarter of 2016 decreased by 8.2% to US$2.9 million from US$3.2 million in the prior year period.

●	Research and development expenses in the fourth quarter of 2016 decreased by 18.8% to US$1.6 million from US$1.9 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount, which was partially offset by shared-based compensation resulting from Cyber Cloud.

●	Selling and marketing expenses in the fourth quarter of 2016 increased by 24.5% to US$0.9 million from US$0.7 million in the prior year period. The increase was mainly due to an increase in share-based compensation resulting from Cyber Cloud.

●	General and administrative expenses in the fourth quarter of 2016 decreased by 13.9% to US$0.5 million from US$0.6 million in the prior year period. The decrease was mainly due to a decrease in rental expenses.

Loss from operations in the fourth quarter of 2016 was US$2.7 million. It remained relatively stable as compared with the prior year period.

Income tax expenses in the fourth quarter of 2016 decreased by 40.0% to US$0.05 million from US$0.09 million in the prior year period.

Net income attributable to holders of ordinary shares in the fourth quarter of 2016 increased to US$46.3 million from US$2.3 million in the prior year period. The increase was primarily due to the gain from the sale of Beijing Super TV.

●	Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd narrowed by 47.6% to US$1.3 million from US$2.5 million in the prior year period.

●	Net income from discontinued operations attributable to China Digital TV Holding Co., Ltd increased to US$47.7 million from US$4.8 million in the prior year period.

1Unless otherwise stated, all financial statement measures stated in this press release are based on “U.S. GAAP”.

Non-GAAP net income2 attributable to holders of ordinary shares in the fourth quarter of 2016 increased to US$46.9 million from US$2.3 million in the prior year period3.

Balance Sheet

As of December 31, 2016, China Digital TV had cash and cash equivalents, restricted cash, and term deposits totaling US$124.4 million.

Full Year 2016 Results

China Digital TV’s net revenues increased by 120.2% to US$4.2 million from US$1.9 million in the prior year. The increase was primarily due to an increase in revenues from the cloud platform operations.

Cost of revenues in 2016 increased by 9.9% to US$1.5 million from US$1.4 million in the prior year.

Gross profit in 2016 increased by 402.0% to US$2.7 million from US$0.5 million in the prior year. Gross margin, which is equal to gross profit divided by net revenues, increased to 64.1% in 2016 from 28.1% in the prior year. The increase in gross margin was primarily due to an increase in the cloud platform operations, which have a comparatively higher margin than the Company’s other continuing operations, such as system integration and system development.

Operating expenses in 2016 decreased by 24.7% to US$12.1 million from US$16.1 million in the prior year.

●	Research and development expenses in 2016 decreased by 35.7% to US$5.7 million from US$8.8 million in the prior year. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount.

●	Selling and marketing expenses in 2016 decreased by 33.2% to US$2.7 million from US$4.1 million in the prior year. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount, as well as decreased marketing expenses.

●	General and administrative expenses in 2016 increased by 16.1% to US$3.7 million from US$3.2 million in the prior year. The increase was mainly due to an increase in professional services fees.

Loss from operations in 2016 narrowed by 39.5% to US$9.4 million from US$15.6 million loss from operations in the prior year.

Income tax expenses in 2016 decreased by 61.0% to US$0.1 million from US$0.3 million in the prior year period.

2 Non-GAAP net loss is defined as net loss excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Net income attributable to holders of ordinary shares in 2016 increased to US$45.4 million from US$1.5 million in the prior year. The increase was primarily due to gain from the sale of Beijing Super TV.

●	Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd narrowed by 50.6% to US$7.2 million in 2016 from US$14.6 million net loss in the prior year.

●	Net income from discontinued operations attributable to China Digital TV Holding Co., Ltd increased to US$52.6 million in 2016 from US$16.2 million in the prior year.

Conference Call Information

China Digital TV’s management will host an earnings conference call at 7:00 p.m. on Tuesday, February 28, 2017, U.S. Eastern Time (8:00 a.m. on Wednesday, March 1, 2017, Beijing/Hong Kong Time).

Conference Call Dial-in Information:

United States Toll Free:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	800-905945
China Toll Free:	4001-201203
Conference Name:	China Digital TV Holding Co. Ltd. call.

A replay of the call will be available for one week between 9:00 p.m. on February 28, 2017 and March 7, 2017, U.S. Eastern Time.

Replay Dial-in Information:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10101718

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of China Digital TV’s corporate website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify TV content services across households and public areas in China. Leveraging its legacy corporate relationships with China’s cable television industry, China Digital TV has become a leading provider of cable TV technology which enables Chinese cable operators to offer mobile gaming apps and other entertainment content on household television sets throughout China, as well as extend cable programming outside the home to any subscriber’s mobile device.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income(Loss)

(in thousands of U.S. dollars, except share and per share data)

	For the three months ended
	December 31,	September 30,	December 31,
	2016	2016	2015

Total revenues	782	985	1,195
Business and related taxes	(4)	-	(2)
Net revenues	778	985	1,193

Cost of revenues	(588)	(220)	(656)

Gross profit	190	765	537

Operating expenses:
Research and development expenses	(1,553)	(1,142)	(1,912)
Selling and marketing expenses	(898)	(559)	(721)
General and administrative expenses	(488)	(1,317)	(567)
Total operating expenses	(2,939)	(3,018)	(3,200)

Loss from operations	(2,749)	(2,253)	(2,663)

Interest income	79	13	6
Other income, net	877	57	347
Loss before income tax expenses	(1,793)	(2,183)	(2,310)
Income tax expenses	(51)	(46)	(85)
Net loss before share of loss on equity method investments	(1,844)	(2,229)	(2,395)
Share of loss on equity method investments, net of income taxes	-	-	(101)
Net loss from continuing operations	(1,844)	(2,229)	(2,496)
Discontinued operations
Income from the operations of discontinued operations, net of income taxes	5,165	1,746	4,840
Gain on disposal of discontinued operation, net of tax	43,190	-	-
Income from discontinued operations, net of income taxes	48,355	1,746	4,840
Net income/(loss)	46,511	(483)	2,344
Net(income)/loss attributable to noncontrolling interest	(175)	25	(46)
Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd	(1,333)	(2,014)	(2,542)
Net income from discontinued operations attributable to China Digital TV Holding Co., Ltd	47,669	1,556	4,840
Net Income/(loss) attributable to holders of ordinary shares	$46,336	$(458)	$2,298

Net loss per share from continuing operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$(0.02)	$(0.03)	$(0.04)
Diluted	$(0.02)	$(0.03)	$(0.04)

Net income per share from discontinued operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.79	$0.03	$0.08
Diluted	$0.79	$0.03	$0.08

Net income/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.77	$(0.01)	$0.04
Diluted	$0.76	$(0.01)	$0.04

Net income/(loss)	$46,511	$(483)	$2,344
Foreign currency translation adjustment	(2,680)	(453)	(1,892)

Comprehensive income/(loss)	43,831	(936)	452
Comprehensive loss/(income) attributable to noncontrolling interest	120	50	(42)

Comprehensive income/(loss) attributable to holders of ordinary shares	$43,951	$(886)	$410

Weighted average shares used in calculating net income per ordinary share from continuing operation:

Basic	60,233,803	60,194,546	60,156,157
Diluted	60,233,803	60,194,546	60,156,157

Weighted average shares used in calculating net income per ordinary share from discontinued operation:

Basic	60,233,803	60,194,546	60,156,157
Diluted	60,702,052	60,625,915	61,126,154

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	December 31,	December 31,
ASSETS	2016	2015
Current assets:
Cash and cash equivalents	$117,292	$70,138
Restricted cash	4,753	34
Term deposits	2,344	-
Notes receivable	81	4,851
Accounts receivable, net	378	38,211
Inventories	4	4,857
Prepaid expenses and other current assets	1,231	3,782
Amount due from related parties	284	-
Total current assets	126,367	121,873
Property and equipment, net	421	680
Intangible assets, net	258	348
Goodwill	655	1,343
Equity method investments	-	3,055
Deferred income tax assets	52	3,451
Total assets	127,753	130,750

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	445	1,665
Accrued expenses and other current liabilities	2,557	11,806
Deferred revenue - current	1,382	3,635
Income tax payable	-	2,401
Government subsidies - current	81	819
Total current liabilities	4,465	20,326
Deferred revenue - non-current	125	173
Government subsidies - non-current	310	3,024
Deferred income taxes liabilities	-	5,421
Total liabilities	4,900	28,944

Total equity	122,853	101,806
TOTAL LIABILITIES AND EQUITY	$127,753	$130,750

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data )

	For the year ended
	December 31,	December 31,
	2016	2015

Total revenues	4,240	1,922
Business and sales related taxes	(12)	(2)
Net revenues	4,228	1,920

Total Cost of Revenues	(1,517)	(1,380)

Gross Profit	2,711	540

Operating expenses:
Research and development expenses	(5,655)	(8,798)
Selling and marketing expenses	(2,747)	(4,114)
General and administrative expenses	(3,739)	(3,220)
Total operating expenses	(12,141)	(16,132)

Loss from operations	(9,430)	(15,592)

Interest income	105	104
Gain from disposal of an equity method investments	95	-
Other income, net	1,088	354
Loss before income taxes	(8,142)	(15,134)
Income tax expenses	(114)	(292)
Net loss before share of loss on equity method investments	(8,256)	(15,426)
Share of loss on equity method investments, net of nil income taxes	-	(101)
Net loss from continuing operations	(8,256)	(15,527)
Discontinued operations
Income from the operations of discontinued operations, net of income taxes	10,445	16,155
Gain on disposal of discontinued operation, net of tax	43,190	-
Income from discontinued operations, net of income taxes	53,635	16,155
Net income	45,379	628
Net loss attributable to noncontrolling interest	39	900
Net loss from continuing operations attributable to China Digital TV Holding Co., Ltd	(7,226)	(14,627)
Net income from discontinued operations attributable to China Digital TV Holding Co., Ltd	52,644	16,155
Net income attributable to China Digital TV	$45,418	$1,528

Net loss per share from continuing operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	(0.12)	(0.24)
Diluted	(0.12)	(0.24)

Net income per share from discontinued operations attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	0.87	0.27
Diluted	0.87	0.26

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.75	$0.03
Diluted	$0.75	$0.02

Net income	$45,379	$628
Foreign currency translation adjustment	(5,652)	(3,892)

Comprehensive income/(loss)	39,727	(3,264)
Comprehensive loss attributable to noncontrolling interest	437	933

Comprehensive income/(loss) attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$40,164	$(2,331)

Weighted average shares used in calculating net income per ordinary share from continuing operation:
Basic	60,199,096	59,968,346
Diluted	60,199,096	59,968,346

Weighted average shares used in calculating net income per ordinary share from discontinued operation:
Basic	60,199,096	59,968,346
Diluted	60,716,234	62,133,669

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions. The Company believes that the Non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

	For the three months ended
	December 31,	September 30,	December 31,
	2016	2016	2015
	(in U.S. dollars, in thousands)
Net income/(loss) attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$46,336	$(458)	$2,298
Share-based compensation expenses	590	3	16
Amortization of intangible assets from business acquisitions	11	12	12
Net income/(loss) attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$46,937	$(443)	$2,326